Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262	Rachael M. Zufall Senior Director & Associate General Counsel (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

January 7, 2014

Deborah Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Life Funds Post-Effective Amendment No. 27 to Registration Statement on Form N-1A (File Nos. 333-61759 and 811-08961)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Life Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 27 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 26 which was filed with the Securities and Exchange Commission (“SEC”) on October 17, 2013 (the “initial filing”). The main purpose of this filing is to make the new TIAA-CREF Life Balanced Fund (the “Fund”) effective.

Your comments on the Prospectus and Statement of Additional Information (SAI) included in the initial filing were relayed to me by telephone on November 8, 2013. Set forth below are responses to the staff's comments on the initial filing.

1.      Throughout the filing there are various places where information is missing. Please confirm that this information will be provided in the Amendment.

We can confirm that all such missing information will be provided in the Amendment.

2.                  Explain supplementally the authority the Fund will be relying upon in order to utilize a fund-of-funds investment strategy.

As noted in the SAI, the Balanced Fund is relying upon Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended (“1940 Act”), which allows a fund-of-funds to invest in other investment companies that are part of the same group of investment companies in greater amounts than otherwise permitted under Section 12, subject to certain conditions.

3.      Please explain whether any of the funds in which the Fund will invest (the “Underlying Funds”) will, in turn, operate as a fund-of-funds.

None of the Underlying Funds will operate as a fund-of-funds. In compliance with Section 12(d)(1)(G) of the 1940 Act, each Underlying Fund has a policy that it will not utilize the funds-of-funds relief offered under Section 12. However, the Underlying Funds may invest in other investment companies subject to the general limits of Section 12(d) of the 1940 Act.

4.      Please correct the footnote to the Fund’s expense table in the Prospectus.

This footnote has been corrected.

5. Please add risk disclosure concerning derivatives to the Fund’s Prospectus since the Life Bond Fund’s prospectus references this risk.

We already have such risk disclosure after the discussion of the Underlying Funds’ ability to invest in derivative instruments under the section entitled “Additional information on principal and non-principal strategies.”

6.                  Please review the Fund’s disclosure to make sure that its investment strategy and risk sections are not too generic regarding derivative instrument investments and that they reflect the actual risks the Fund may experience from derivative instruments.

We have reviewed this disclosure and believe it properly addresses the Fund’s intended exposure to derivative investments. We note that under the 1940 Act funds-of-funds, including the Fund, cannot invest in derivative instruments directly, and the Underlying Funds currently intend to invest in derivative instruments only on a limited basis.

7.                  Please confirm that each derivative instrument named in the disclosure is consistent with the investment strategy of the Fund.

As indicated above, the Fund cannot and will not invest directly in any derivative instruments. We can confirm that each derivative instrument named in the disclosure is consistent with the investment strategies of one or more Underlying Funds. Since the investment strategy of the Fund is to invest in the Underlying Funds, we believe that the use of derivative instruments by the Underlying Funds is consistent with the investment strategy of the Fund.

8.                  Consider whether the sections entitled “Underlying Funds Risk” and “Funds of Funds” risk in the Prospectus are duplicative.

We do not consider these two sections as duplicative. “Underlying Funds Risk” introduces the concept that the Fund will be subject to the various risks of its Underlying Funds. “Funds of Funds Risk” is the risk that the Fund’s ability to meet its objective will depend upon the performance of the Underlying Funds.

9.                  Please consider adding disclosure on principal risks of the Underlying Funds that could be substantial enough to be principal risks of the Fund in the summary portion of the Prospectus.

We have amplified the summary Prospectus risk disclosure on equity, fixed-income and foreign investment risks of the Underlying Funds. We have also added additional principle risks of the Underlying Funds to the non-summary portion of the Prospectus.

10.              Please clarify in the Prospectus that the Fund uses the daily net asset values (“NAVs”) of the Underlying Funds, along with the market price of other securities it holds to calculate its own NAV.

We have added this disclosure to the “Calculating share price” section of the Prospectus.

11.              Please update the tables concerning Trustee ownership and Trustee and officer compensation in the SAI to include data related to the Fund or state why they do not need to be updated.

We have not updated these tables to add the Fund since the Fund will have no data to report for the timeframes required to be presented by Form N-1A because the Fund is newly-operational. We already note this fact in the disclosure surrounding each of these tables.

12.              Please confirm and add a statement in the SAI that the Registrant’s officers do not receive compensation from the Registrant.

We can confirm that the Registrant’s officers do not receive any compensation from the Registrant. This fact is already disclosed in the lead-in disclosure to the Trustee compensation table in the SAI.

13.              Per Rule 483 of the Securities Act of 1933, please confirm that the exhibits filed under the Part C that are labeled as “form of” are substantially identical to the actual documents they represent.

We can confirm that exhibits marked as “form of” are substantially identical to the actual documents they represent.

14.              Please update the response to Item 28(k) (Omitted Financial Statements) in the Part C.

We have updated this item so that the response now says “Not Applicable” since all required financial statements of the Registrant have been incorporated by reference into its registration statement filings.

* * * * *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall

cc: Stewart P. Greene

Managing Director and General Counsel, TIAA-CREF